UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response 14.90

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MBNA Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

55262L100

(CUSIP Number)

Estate of Alfred Lerner, Deceased
c/o Squire, Sanders & Dempsey, L.L.P.,
4900 Key Tower, 127 Public Square
Cleveland, Ohio 44114
(216) 479-8500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55262L100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
The Estate of Alfred Lerner, deceased
34-7151298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Ohio

Number of	7.	Sole Voting Power 87,625,545 (1)
Shares Bene-
ficially by
Owned by Each	8.	Shared Voting Power
Reporting
Person With	9.	Sole Dispositive Power 87,625,545 (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,625,545 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions)

00*

(1)	Includes 1,500,000 shares subject to options exercisable within 60 days.

CUSIP No. 55262L100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Randolph D. Lerner, Esq.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of New York

Number of	7.	Sole Voting Power 326,011 (2)
Shares Bene-
ficially by
Owned by Each	8.	Shared Voting Power 87,625,545 (3)
Reporting
Person With	9.	Sole Dispositive Power 326,011 (2)

	10.	Shared Dispositive Power 87,625,545 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,951,556 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions)

00*

(2)	Includes 212,106 shares subject to options exercisable within 60 days.

(3)	Includes 87,625,545 shares held by the Estate of Alfred Lerner, deceased, including 1,500,000 shares subject to options exercisable within 60 days.

(4)	Includes 212,106 shares subject to options exercisable within 60 days, and also includes 87,625,545 shares held by the Estate of Alfred Lerner, deceased, including 1,500,000 shares subject to options exercisable within 60 days.

CUSIP No. 55262L100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Nancy Beck

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Ohio

Number of	7.	Sole Voting Power
Shares Bene-
ficially by
Owned by Each	8.	Shared Voting Power 87,625,545 (3)
Reporting
Person With	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 87,625,545 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,625,545 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions)

00*

(3)	Includes 87,625,545 shares held by the Estate of Alfred Lerner, deceased, including 1,500,000 shares subject to options exercisable within 60 days.

CUSIP No. 55262L100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Norma Lerner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Ohio

Number of	7.	Sole Voting Power 10,000 (5)
Shares Bene-
ficially by
Owned by Each	8.	Shared Voting Power 87,625,545 (3)
Reporting
Person With	9.	Sole Dispositive Power 10,000 (5)

	10.	Shared Dispositive Power 87,625,545 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,625,545 (6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions)

00*

(3)	Includes 87,625,545 shares held by the Estate of Alfred Lerner, deceased, including 1,500,000 shares subject to options exercisable within 60 days.

(5)	Includes 10,000 shares subject to options exercisable within 60 days.

(6)	Includes 10,000 shares subject to options exercisable within 60 days, and also includes 87,625,545 shares held by the Estate of Alfred Lerner, deceased, including 1,500,000 shares subject to options exercisable within 60 days.

     This Amendment No. 1 to Schedule 13D (“Amendment”) amends and supplements, in accordance with Rule 13d-2, the Schedule 13D filed on November 7, 2002, by the Estate of Alfred Lerner, deceased, with respect to the Common Stock, par value $.01 per share (“MBNA Common Stock”), of MBNA Corporation, a Maryland corporation (the “Issuer”).

ITEM 2. IDENTITY AND BACKGROUND

     (c)  Mr. Lerner was elected Chairman of the Issuer in November, 2002.

ITEM 4. PURPOSE OF THE TRANSACTION.

     Norma Lerner, Randolph Lerner and Nancy Beck, as co-Executors of the Estate of Alfred Lerner, deceased, an estate opened with the Probate Court of Cuyahoga County, Ohio, on October 28, 2002 (the “Estate”), are filing this Amendment to report the following transfers of 73,613,038 shares, in the aggregate, of MBNA Common Stock:

•	Pursuant to a Stock Purchase Agreement dated as of August 15, 2003 (the “Agreement”), by and between the Estate and the Issuer, the Estate sold 50,000,000 shares of MBNA Common Stock to the Issuer. In connection with the Agreement, the Estate also entered into that certain Lock-Up Agreement dated August 15, 2003 (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, the Estate agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any MBNA Common Stock for a period of 90 days after August 15, 2003.

•	The Estate sold approximately 18,434,375 shares of MBNA Common Stock from time to time in open market transactions in the last three months.

•	Finally, the estate transferred 5,178,663 shares (the “Foundation Shares”) of MBNA Common Stock to the Declaration of Trust of Alfred Lerner dated June 29, 2001 (“Trust”). The Foundation shares were subsequently transferred from the Trust to Mrs. Lerner, and Mrs. Lerner transferred the Foundation Shares to the Lerner Foundation, an Ohio nonprofit corporation (the “Foundation”). The Foundation is a nonprofit corporation organized exclusively for charitable, religious, educational and scientific purposes, including, for such purposes, the making of distributions to organizations that qualify as exempt organizations under section 501(c)(3) of the Internal Revenue Code of 1986.

The purpose of these transactions was to give the Estate liquidity to pay certain taxes and costs, to create a more diversified balance in the Estate’s investment holdings and to make a gift to the Foundation for charitable purposes.

     The Estate has no plan to sell additional shares of MBNA Common Stock. Notwithstanding the foregoing, the Estate may determine to change its investment intentions with respect to the Issuer at any time in the future, subject to the terms of the Lock-Up Agreement, and to engage in transactions with respect to MBNA Common Stock.

     Except as set forth herein, the reporting persons filing this Amendment have no plans or proposals that relate to or would result in any of the actions or events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The response of each of the Estate, Mrs. Lerner, Mr. Lerner and Mrs. Beck with respect to rows 7, 8, 9, 10, 11, 12 and 13 of the cover page to this Schedule 13D are incorporated herein by reference.

     (c)  During the 60 days immediately preceding the date of this Schedule 13D, Mr. Lerner entered into two transactions. First, on August 5, 2003, Mr. Lerner exercised an option for, and then sold, 56,952 shares of MBNA Common Stock. Second, Mr. Lerner sold 56,952 shares of MBNA Common Stock on August 8, 2003.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Stock Purchase Agreement dated as of August 15, 2003, by and between Norma Lerner, Randolph Lerner and Nancy Beck, as co-Executors of the Estate of Alfred Lerner, deceased, an estate opened with the Probate Court of Cuyahoga County, Ohio, on October 28, 2002, and MBNA Corporation.

Exhibit B – Lock-Up Agreement dated August 15, 2003.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2003

Estate of Alfred Lerner

By: /s/ Norma Lerner Norma Lerner, Co-executor

By: /s/ Randolph D. Lerner Randolph D. Lerner, Esq., Co-executor

By: /s/ Nancy Beck Nancy Beck, Co-executor

/s/ Norma Lerner Norma Lerner

/s/ Randolph D. Lerner Randolph D. Lerner, Esq.

/s/ Nancy Beck Nancy Beck

Exhibit A

STOCK PURCHASE AGREEMENT

     STOCK PURCHASE AGREEMENT, dated as of August 15, 2003 (this “Agreement“), by and between Norma Lerner, Randolph Lerner and Nancy Beck, as co-Executors of the Estate of Alfred Lerner, deceased, an estate opened with the Probate Court of Cuyahoga County, Ohio, on October 28, 2002 (the “Estate“), and MBNA Corporation, a Maryland corporation (the “Company“).

     WHEREAS, on November 7, 2002, the Estate filed a Schedule 13D under the Securities Exchange Act of 1934, as amended, with respect to 161,238,583 shares (the “Estate Shares“) of the common stock, par value $.01 per share, of the Company (the “Common Stock“) beneficially owned by it, which shares were acquired by the Estate by operation of law upon the death of Alfred Lerner, former Chairman and Chief Executive Officer of the Company, on October 23, 2002;

     WHEREAS, the co-Executors of the Estate have determined that it is advisable and in the best interests of the Estate to effect a sale of 50,000,000 shares of Common Stock (the “Sale Shares“) for various purposes, including risk diversification with respect to the assets of the Estate;

     WHEREAS, pursuant to the Registration Rights Agreement, dated as of January 29, 1991 (the “Registration Rights Agreement“), by and between Alfred Lerner and the Company, Alfred Lerner had certain rights as specified therein to cause the Company, upon his request, to register the sale of shares of Common Stock held by him;

     WHEREAS, the Estate, as successor to Alfred Lerner, has succeeded to his rights under the Registration Rights Agreement and has the right to request that the Company register the Sale Shares pursuant to the Registration Rights Agreement;

     WHEREAS, the Board of Directors of the Company, by a majority vote of the disinterested directors thereof, has determined that it is advisable and in the best interests of the Company, in lieu of proceeding to register the sale of the Sale Shares pursuant to the Registration Rights Agreement, to effect the public sale by the Company of a number of shares of Common Stock equal to the Sale Shares under the Company’s existing shelf registration statement on Form S-3, filed with the Securities and Exchange Commission on September 14, 2000, and thereafter to apply the proceeds thereof, net of underwriting discounts and commissions, to purchase the Sale Shares from the Estate (the “Offering“);

     WHEREAS, subject to the terms set forth herein, the Estate desires to sell the Sale Shares and the Company desires to purchase the Sale Shares;

     NOW, THEREFORE, in consideration of the mutual agreements, representations and warranties contained herein, the parties hereto agree as follows:

     1.     Purchase and Sale of Shares. Subject to the terms of this Agreement, and in reliance on the representations, warranties and covenants contained herein, the Estate hereby agrees to sell to the Company, and the Company hereby agrees to purchase from the Estate, the Sale Shares, free and clear of all liens, claims, options, proxies, voting agreements, charges and encumbrances of whatever nature, other than restrictions on transferability imposed generally under securities laws, including the Securities Act of 1933, as amended (collectively, “Liens“), in exchange for payment by the Company to the Estate of $1,082,500,000 (the “Purchase Price“), subject to any adjustment required by Section 2.

     2.     Purchase Price Adjustment. If the underwriters in the Offering resell any of the shares of Common Stock at a price exceeding $22.00 per share, then the underwriters have agreed to remit any such excess over the $22.00 per share to the Company until such time as the average purchase price per share, as purchased by the underwriters from the Company in the Offering, equals $21.75, and the Company shall remit any such excess received from the underwriters to the Estate.

     3.     Deliveries; Payment. On the date of the closing hereunder (the “Closing“), (a) the Estate shall deliver to the Company by book entry transfer through The Depository Trust Company to an account previously designated by the Company, or by physical delivery of share certificates (endorsed to the Company or endorsed in blank), the Sale Shares, together with any documents that, in the reasonable judgment of the Company, are necessary to transfer and convey to, and vest in, the Company good title to the Sale Shares, and (b) the Company shall deliver to the Estate the Purchase Price for the Sale Shares delivered pursuant to the preceding clause (a) by a wire transfer of immediately available funds to a bank account previously designated to the Company by the Estate. The Closing shall be conditioned on, and shall occur immediately following, occurrence of the closing of the Offering.

     4.     The Estate’s Representations and Warranties. The Estate hereby represents and warrants to the Company as of the date hereof the following:

             (a) The Estate has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

             (b) This Agreement has been duly and validly authorized, executed and delivered by the Estate and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of the Estate, enforceable in accordance with its terms.

             (c) The Estate has, and will transfer and convey to the Company, good title to the Sale Shares, and the Sale Shares are, and will be transferred and conveyed to the Company, free and clear of all Liens.

             (d) There exists no legal restriction upon the sale and delivery to the Company of the Sale Shares by the Estate that would prohibit or prevent such sale and delivery, nor is the Estate required to obtain the approval of any person or entity or any court, governmental authority or regulatory agency to effect the sale of the Sale Shares in accordance with the terms hereof.

             (e) The sales of shares of Common Stock effected by the Estate in the preceding six months all have been made in compliance with Rule 144 under the Securities Act of 1933, as amended.

     5.     The Company’s Representations and Warranties. The Company hereby represents and warrants to the Estate as of the date hereof the following:

             (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland.

             (b) The Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. The Board of Directors of the Company, by a majority vote of the disinterested directors thereof, has duly authorized and approved this Agreement, the transactions contemplated hereby and the Offering.

             (c) This Agreement has been duly and validly authorized, executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the Estate, constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms.

             (d) The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) violate or conflict with any provision of the articles of incorporation, by-laws or organization documents of the Company, (ii) result in the imposition of any Lien under, cause or permit the acceleration of any obligation under, or violate or conflict with the terms, conditions or provisions of, any note, indenture, security agreement, lease, guaranty, joint venture agreement or other contract, agreement or instrument to which the Company is a party or by which the Company or any of its assets is bound, or (iii) result in a breach or violation by the Company of any law, rule or regulation or any order, injunction, judgment or decree of any court, governmental authority or regulatory agency.

     6.     Expenses. All fees and expenses incurred by the parties hereto shall be borne by the party incurring such fees and expenses, subject to Section 8, and all sales, transfer or other similar taxes payable in connection with this Agreement (including, but not limited to, any transfer taxes payable in connection with the sale of the Sale Shares), will be borne by the party incurring such taxes; provided, however, that costs, fees and expenses relating to the Offering shall be borne in the manner contemplated by Section 3(b) of the Registration Rights Agreement applicable to registrations thereunder.

     7.     Brokerage. Each the Company and the Estate represents and warrants to the other that there are no claims for brokerage commissions or finder’s fees or agent’s commissions or other like payment in connection with this Agreement or the transactions contemplated hereby, except for such commissions and fees incurred by reason of any action taken by a party hereto that will be paid by and be the responsibility of such party.

     8.     Indemnification. The Company agrees to indemnify, to the fullest extent permitted by law, the Estate, its executors, beneficiaries, directors, trustees, members, officers and each person who “controls” the Estate within the meaning of Section 15 of the Securities Act of 1933, as amended (collectively, the “Indemnified Parties“), against any and all losses, claims, damages or liabilities to which they or any of them may become subject under the Securities Act or any other statute or common law, including any amount paid in settlement of any litigation, commenced or threatened, if such settlement is effected with the written consent of the Company, incurred by such Indemnified Party as a result of any action, proceeding or claim, whether commenced or threatened (each, a “Claim“), relating to or arising out of this Agreement or any of the transactions contemplated hereby (including the Offering). The Company will promptly reimburse any Indemnified Party for any legal or other out-of-pocket expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any action, suit or proceeding for which indemnity is available pursuant to this provision. Each Indemnified Party will, promptly after the receipt of notice of the commencement of any action against such Indemnified Party in respect of which indemnity may be sought from the Company, notify the Company in writing of the commencement thereof. The omission of any Indemnified Party so to notify the Company of any such action shall relieve the Company from any liability in respect of such action which it may have to such Indemnified Party on account of the indemnity contained in this Section 8, but shall not relieve the Company from any other liability which it may have to such Indemnified Party. The Company shall have the right to assume the defense of any Claim contemplated hereby with counsel reasonably acceptable to the Indemnified Parties and, upon and during the period of such assumption, the Company shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by an Indemnified Party in connection with the defense thereof other than reasonable costs of investigation, except that if the Company elects not to assume such defense, or counsel for the Indemnified Parties advises the Indemnified Parties that there is an actual or potential conflict of interest between the Company and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to the Company, and the Company shall pay the fees and expenses of such counsel for the Indemnified Parties in accordance with the immediately preceding sentence. If the Company settles or compromises any litigation or other proceeding relating to a Claim, such settlement or compromise will in no way limit or otherwise affect the Company’s obligation to indemnify the Indemnified Parties under this Section 8. The provisions of this Section 8 shall inure to the benefit of, and shall be enforceable by, the Indemnified Parties.

     9.     Miscellaneous.

             (a) This Agreement constitutes the entire Agreement and supersedes all prior agreements and understandings, whether oral or written, among the parties hereto with respect to the subject matter hereof. This Agreement may not be amended orally, but may only be amended by an instrument in writing signed by each of the parties hereto.

             (b) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their directors, officers, heirs, legal representatives, successors and assigns. No party hereto may assign its obligations hereunder (except by operation of law). Except as otherwise provided in Section 8, nothing contained in this Agreement shall be deemed to give rise to any right in a person not a party hereto or in the Estate or the Company on behalf of any such person to seek enforcement of, or damages arising out of any alleged default with respect to, any provisions of this Agreement.

             (c) All covenants contained herein shall survive the Closing. No representation or warranty made herein by the Estate shall survive the Closing, and the Company shall not bring a claim or action with respect to any such representation or warranty; provided, that the representations and warranties of the Estate set forth in clauses (a), (b) and (c) of Section 4 shall survive the Closing. All representations and warranties made herein by the Company shall survive the Closing.

             (d) This Agreement may be executed in any number of counterparts, each of which shall, when executed, be deemed to be an original and all of which shall be deemed to be one and the same instrument. The co-Executors of the Estate are signing this Agreement in their fiduciary capacities only, and not in their individual capacities.

             (e) This Agreement shall be governed by and construed and enforced in accordance with the laws of New York, without reference to the conflict of laws principles thereof.

             (f) All notices and other communications under this Agreement shall be in writing and delivery thereof shall be deemed to have been made either (x) one business day after such notice shall have been deposited with a nationally-recognized overnight courier service, or (y) when delivered by hand or transmitted by facsimile transmission, to the party entitled to receive the same at the address or facsimile number indicated below or at such other address or facsimile number as such party shall have specified by written notice to the other parties hereto given in accordance herewith:

(i)	if to the Estate, addressed to:

The Estate of Alfred Lerner, Deceased c/o Squire Sanders & Dempsey LLP 4900 Key Tower 127 Public Square Cleveland, Ohio 44114

with a copy to:

Wachtell Lipton Rosen & Katz 51 West 52nd Street New York, NY 10019 Attention: Edward D. Herlihy, Esq. Facsimile: (212) 403-2000

(ii)	if to the Company, addressed to:

MBNA Corporation Wilmington, Delaware 19884-0127 Attention: John W. Scheflen Facsimile: (302) 432-0753

with a copy to:

Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Attention: Mitchell S. Eitel Facsimile: (212) 558-3588

             (g) Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

             (h) Section headings used in this Agreement are for convenience only and shall not affect the meaning or construction of this Agreement. Whenever used herein, the terms “include” and “including” shall mean to include without limitation. Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement, and there shall be no presumption or burden of proof favoring any party by virtue of the authorship of any of the provisions of this Agreement.

             (i) If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and a suitable and equitable provision shall be substituted therefor to carry out the intent and purpose of such original provision.

     IN WITNESS WHEREOF, and intending to be legally bound hereby, each of the undersigned parties has executed or caused this Agreement to be executed on the date first above written.

MBNA CORPORATION

By: /s/ John W. Scheflen Name: John W. Scheflen Title: Chief Counsel and Assistant Secretary

ESTATE OF ALFRED LERNER, DECEASED

By:	/s/ Norma Lerner Name: Norma Lerner Title: Co-executor

By:	/s/ Randolph D. Lerner Name: Randolph D. Lerner Title: Co-executor

By:	/s/ Nancy Beck Name: Nancy Beck Title: Co-executor

Exhibit B

MBNA Corporation

Lock-Up Agreement

August 15, 2003

Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004

Re: MBNA Corporation — Lock-Up Agreement

Ladies and Gentlemen:

     The undersigned understands that you and Bear, Stearns & Co. Inc., as underwriters (the “Underwriters”), propose to enter into a Pricing Agreement, which incorporates by reference the Underwriting Agreement, dated August 14, 2000, relating to the Common Stock, $0.01 par value per share, of MBNA Corporation, a Maryland corporation (the “Company”), providing for a public offering of the Common Stock of the Company (the “Shares”) pursuant to a Registration Statement on Form S-3 (File No. 333-45814), which was filed with the Securities and Exchange Commission (the “SEC”).

     In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period beginning from the date of the Pricing Agreement covering the public offering of the Shares and continuing to and including the date 90 days after the date of such Pricing Agreement, the undersigned will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the “Undersigned’s Shares”).

     The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

     Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (iii) with the prior written consent of Goldman, Sachs & Co. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if the undersigned is a corporation, the corporation may transfer the capital stock of the Company to any wholly-owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Agreement and there shall be no further transfer of such capital stock except in accordance with this Agreement, and provided further that any such transfer shall not involve a disposition for value. The undersigned now has, and, except as contemplated by clause (i), (ii), or (iii) above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

     The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

Very truly yours,

ESTATE OF ALFRED LERNER, DECEASED

/s/ Norma Lerner Name: Norma Lerner Title: Co-executor

/s/ Randolph D. Lerner Name: Randolph D. Lerner Title: Co-executor

/s/ Nancy Beck Name: Nancy Beck Title: Co-executor